FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the month of August, 2004

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                    GRANITE MORTGAGES 03-1 PLC


                                    By:                /s/  Clive Rakestrow
                                           --------------------------------
                                    Name:  L.D.C. Securitisation Director No. 1
                                    Limited by its authorized person Clive
                                    Rakestrow for and on its behalf
                                    Title:  Director
Date: October 19, 2004

                                    GRANITE FINANCE FUNDING LIMITED


                                    By:              /s/  Jonathan David Rigby
                                           -----------------------------------
                                    Name:  Jonathan David Rigby
                                    Title:  Director
Date: October 19, 2004

                                    GRANITE FINANCE TRUSTEES LIMITED


                                    By:                    /s/  Daniel Le Blancq
                                           -------------------------------------
                                    Name:  Daniel Le Blancq
                                    Title:  Director
Date: October 19, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc
Granite Mortgages 02-2 Plc, Granite Finance Trustees Limited, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc
Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc and Granite Finance Funding Limited
Period 1 August 2004 - 31 August 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans
-----------------------------------------------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                                                     280,946

Current Balance - Trust Mortgage Assets                                                        (GBP)24,117,800,993

Current Balance - Trust Cash and other Assets                                                   (GBP)1,304,789,748

Last Months Closing Trust Assets                                                               (GBP)18,405,966,225

Funding share                                                                                  (GBP)17,743,317,674

Funding Share Percentage                                                                              69.79%

Seller Share*                                                                                   (GBP)7,679,273,067

Seller Share Percentage                                                                               30.21%

Minimum Seller Share (Amount)*                                                                  (GBP)1,347,052,217

Minimum Seller Share (% of Total)                                                                     5.30%

Excess Spread last quarter annualised (% of Total)                                                    0.23%
-----------------------------------------------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans
---------------------------------------------------------------------------------------------------------------------------------
                                    Number               Principal ((GBP))          Arrears ((GBP))           By Principal (%)
< 1 Month                           277,075               23,803,615,079                   0                       98.70%

> = 1 < 3 Months                     3,236                  267,925,469                2,449,887                    1.11%

                                      488                   35,023,330                  885,757                     0.15%
> = 3 < 6 Months
                                      116                    8,610,485                  350,657                     0.04%
> = 6 < 9 Months
                                      29                     2,469,496                  147,076                     0.01%
> = 9 < 12 Months
                                       2                      157,134                    11,203                     0.00%
> = 12 Months
                                    280,946               24,117,800,993               3,844,580                   100.00%
Total
---------------------------------------------------------------------------------------------------------------------------------

Properties in Possession
----------------------------------------------------------------------------------------------------------------------
                                                 Number               Principal ((GBP))            Arrears ((GBP))
Total (since inception)                           215                    12,298,193                    600,210
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Properties in Possession                                                                                 73

Number Brought Forward                                                                                   58

Repossessed (Current Month)                                                                              15

Sold (since inception)                                                                                   142

Sold (current month)                                                                                     11

Sale Price / Last Loan Valuation                                                                        1.07

Average Time from Possession to Sale (days)                                                              137

Average Arrears at Sale                                                                              (GBP)2,472

Average Principal Loss (Since inception)*                                                             (GBP)153

Average Principal Loss (current month)**                                                               (GBP)0

MIG Claims Submitted                                                                                      9

MIG Claims Outstanding                                                                                    0

Average Time from Claim to Payment                                                                       62
----------------------------------------------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
----------------------------------------------------------------------------------------------------------------------
                                                                           Number                 Principal ((GBP))
Substituted this period                                                    68,189                (GBP)6,924,550,609

Substituted to date (since 26 March 2001)                                  478,055               (GBP)39,832,603,134
----------------------------------------------------------------------------------------------------------------------

CPR Analysis
----------------------------------------------------------------------------------------------------------------------
                                                                           Monthly                   Annualised
Current Month CPR Rate                                                      5.03%                      46.16%

Previous Month CPR Rate                                                     4.72%                      44.04%
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                                                            23.2

Weighted Average Remaining Term (by value) Years                                                        20.42

Average Loan Size                                                                                    (GBP)85,845

Weighted Average LTV (by value)                                                                        75.39%

Weighted Average Indexed LTV (by value)                                                                62.12%

Non Verified (by value)                                                                                34.95%
----------------------------------------------------------------------------------------------------------------------

Product Breakdown
----------------------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                                                50.85%

Together (by balance)                                                                                  24.64%

Capped (by balance)                                                                                     0.97%

Variable (by balance)                                                                                  19.83%

Tracker (by balance)                                                                                    3.70%

Total                                                                                                  100.0%
----------------------------------------------------------------------------------------------------------------------

Geographic Analysis
------------------------------------------------------------------------------------------------------------------
                                      Number          % of Total          Value ((GBP))           % of Total
East Anglia                            5,645            2.01%              487,179,580               2.02%

East Midlands                         19,793            7.05%             1,517,009,682              6.29%

Greater London                        33,878            12.06%            4,797,030,618             19.89%

North                                 32,884            11.70%            1,869,129,577              7.75%

North West                            38,107            13.56%            2,614,369,628             10.84%

Scotland                              30,922            11.01%            1,958,365,441              8.12%

South East                            41,554            14.79%            4,905,560,722             20.34%

South West                            17,979            6.40%             1,722,010,991              7.14%

Wales                                 11,695            4.16%              788,652,092               3.27%

West Midlands                         18,469            6.57%             1,480,832,981              6.14%

Yorkshire                             30,020            10.69%            1,977,659,681              8.20%

Total                                 280,946            100%             24,117,800,993             100%
------------------------------------------------------------------------------------------------------------------

LTV Levels Breakdown
------------------------------------------------------------------------------------------------------------------
                                                        Number            Value ((GBP))           % of Total
0% < 25%                                                9,101              359,355,235               1.49%

> = 25% < 50%                                           31,999            2,346,662,037              9.73%

> = 50% < 60%                                           21,121            1,895,659,158              7.86%

> = 60% < 65%                                           12,506            1,193,831,149              4.95%

> = 65% < 70%                                           14,706            1,435,009,159              5.95%

> = 70% < 75%                                           20,572            1,958,365,441              8.12%

> = 75% < 80%                                           21,755            2,394,897,639              9.93%

> = 80% < 85%                                           32,538            3,390,962,820             14.06%

> = 85% < 90%                                           40,554            3,431,963,081             14.23%

> = 90% < 95%                                           58,014            4,389,439,781             18.20%

> = 95% < 100%                                          17,877            1,309,596,594              5.43%

> = 100%                                                 203                12,058,900               0.05%

Total                                                  280,946            24,117,800,993            100.0%
------------------------------------------------------------------------------------------------------------------

Repayment Method
------------------------------------------------------------------------------------------------------------------
                                                        Number            Value ((GBP))           % of Total
Endowment                                               29,627            2,276,720,414              9.44%

Interest Only                                           37,010            5,202,209,674             21.57%

Pension Policy                                           683                72,353,403               0.30%

Personal Equity Plan                                    1,273               96,471,204               0.40%

Repayment                                              212,353            16,470,046,298            68.29%

Total                                                  280,946            24,117,800,993            100.00%
------------------------------------------------------------------------------------------------------------------


Employment Status
------------------------------------------------------------------------------------------------------------------
                                                        Number            Value ((GBP))           % of Total
Full Time                                              246,784            19,984,009,903            82.86%

Part Time                                               3,497              212,236,649               0.88%

Retired                                                  514                16,882,461               0.07%

Self Employed                                           27,358            3,767,200,515             15.62%

Other                                                   2,793              137,471,466               0.57%

Total                                                  280,946            24,117,800,993            100.00%
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                                            6.59%

Effective Date of Change                                                   1 July 2004
------------------------------------------------------------------------------------------------------------------

Notes         Granite Mortgages 03-1 plc

-----------------------------------------------------------------------------------------------------------------------------
                                Outstanding                 Rating              Reference Rate               Margin
                                                       Moodys/S&P/Fitch
Series 1

A1                                   $0                  P-1/A-1+/F1+                n/a                     -0.01%

A2                             $1,039,230,962             Aaa/AAA/AAA               1.82%                    0.19%

A3**                            $254,505,554              Aaa/AAA/AAA                N/A                     0.40%

B                               $42,000,000                Aa3/AA/AA                2.06%                    0.43%

C                               $56,000,000              Baa2/BBB/BBB               3.08%                    1.45%

Series 2

A                            (Euro)900,000,000            Aaa/AAA/AAA               2.36%                    0.24%

B                             (Euro)62,000,000             Aa3/AA/AA                2.55%                    0.43%

C                             (Euro)94,500,000           Baa2/BBB/BBB               3.57%                    1.45%

Series 3

A                             (GBP)665,000,000            Aaa/AAA/AAA               5.07%                    0.24%

B                             (GBP)31,000,000              Aa3/AA/AA                5.26%                    0.43%

C                             (GBP)41,000,000            Baa2/BBB/BBB               6.28%                    1.45%
-----------------------------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                     % of Notes Outstanding

Class B Notes ((GBP) Equivalent)                                               (GBP)97,837,647               4.26%

Class C Notes ((GBP) Equivalent)                                               (GBP)137,914,263              6.01%

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                       % of Funding Share

Class B Notes ((GBP) Equivalent)                                               (GBP)97,837,647               0.55%

Class C Notes ((GBP) Equivalent)                                              (GBP)137,914,263               0.78%

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                                (GBP)45,000,000               0.25%

Balance Brought Forward                                                        (GBP)34,587,540               0.19%

Drawings this Period                                                               (GBP)0                    0.00%

Excess Spread this Period                                                      (GBP)1,543,864                0.01%

Funding Reserve Fund Top-up this Period*                                       (GBP)8,134,464                0.05%

Current Balance                                                                (GBP)44,265,867               0.25%
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                                        (GBP)23,965,350               0.14%

Funding Reserve %                                                                   1.0%                       NA
-----------------------------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

An arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of a arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%. This trigger event is curable.

An issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of a issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275% and the funding reserve target will step up by 0.10%.

An accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of a accelerated controlled amortisation trigger all Granite Mortgages 04-2 tranches become pass through securities.